July 23, 1997

Mr. James C. Mastandrea
Chairman/President/CEO
First Union Real Estate
55 Public Square, Suite 1900
Cleveland, OH 44113

Dear Mr. Mastandrea:

On July 14, we sent a letter to the Trustees of First Union Real Estate and Mortgage Investments and the Directors of First Union Management, Inc. In that letter we asked the Trustees and Directors, as fiduciaries for the company's shareholders, to consider two questions. First, is the company's new strategic plan the most appropriate plan to ensure long-term maximization of shareholder value? Second, is the current management team capable of identifying, executing, and integrating the acquisitions necessary to maximize the value of the company's unusual corporate structure?

We offered what we believe to be reasoned arguments for questioning the logic of the company's recently revised strategic plan and current management's ability to implement it. In the subsequent week, we have received no substantive response to our letter.

We are truly interested in being long-term shareholders of First Union and enjoying the benefit of the company's unusual corporate structure over a multi-year period. We have absolutely no interest in any arrangement through which we receive short-term benefit at the expense of other shareholders. Further, we have several specific proposals which we believe will manifest our long-term commitment to First Union.

We would appreciate the opportunity to meet with the Trustees of First Union Real Estate and Mortgage Investments and the Directors of First Union Management, Inc. to discuss our original concerns and our proposals for the future. We will make ourselves available at your convenience in Cleveland, New York, or any other mutually agreeable location. We look forward to your response.

Very truly yours,

Gotham Partners, L.P.
Gotham Partners II, L.P.


______________________
William A. Ackman


______________________
David P. Berkowitz